Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS (DEFICIT) TO FIXED CHARGES

	Year Ended December 31,					For the Three Months Ended March 31, 2010
	2005	2006	2007	2008	2009
	Unaudited (in thousands, except ratios)
EARNINGS
(Loss) income from continuing operations	$10,895,000	$27,808,000	$37,775,000	$(184,502,000)	$23,627,000	$9,981,000
Interest expense	250,000	1,956,000	3,091,000	4,762,000	2,309,000	718,000
Interest expense – Preferred Stock	272,000	—	—	—	—	—

Income before fixed charges	11,417,000	29,764,000	40,866,000	(179,740,000)	25,936,000	10,699,000

FIXED CHARGES
Interest expense	250,000	1,956,000	3,091,000	4,762,000	2,309,000	718,000
Interest expense – Preferred Stock	272,000	—	—	—	—	—

Total fixed charges	522,000	1,956,000	3,091,000	4,762,000	2,309,000	718,000

Earnings/fixed charge coverage ratio	21.9	15.2	13.2	(37.7)	11.2	14.9